Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

Dean David, FAusIMM

Amec Foster Wheeler Australia Pty Ltd (trading as Wood)

Level 1, 240 St Georges Terrace

Perth, WA, 6000

Australia

I, Dean David, FAusIMM (CP Met), am employed as Senior Consultant (Process) with Amec Foster Wheeler Australia Pty Ltd (trading as Wood).

This certificate applies to the technical report entitled “Entrée/Oyu Tolgoi Joint Venture Project, NI 43-101 Technical Report” that has an effective date of 17 May, 2021 (the “technical report”).

I am a Fellow of The Australasian Institute of Mining and Metallurgy (FAusIMM, membership number 102351). I graduated from The South Australian Institute of Technology (now University of South Australia) with a Bachelor of Applied Science in Metallurgy in 1982.

I have practiced my profession for 40 years. I have been directly involved in mineral processing investigation, operations, management and consulting, specializing in metallurgical testwork program design and review, comminution, classification, flotation, geometallurgy, beneficiation, dense media separation, and mine-mill optimization for projects in Australia, Asia–Pacific, Africa, and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Oyu Tolgoi Project.

I am responsible for Sections 1.1 to 1.2, 1.9, 1.15, 1.16, 1.18, 1.19, 1.20, 1.23.4, 1.23.5, 1.23.6, 1.23.14, 1.23.15; 1.27; Sections 2.1 to 2.4, 2.6, 2.7; Sections 3.1, 3.5; Section 13; Sections 14.12.1 and 14.12.2; Section 17; Section 18.7; Section 19; Sections 21.1, 21.2.1, 21.2.2 to 21.2.3, 21.2.5 21.2.6, 21.2.11, 21.3.1, 21.3.3 to 21.3.5; Section 23; Sections 24.1.4 to 24.1.6, 24.1.8; Sections 25.1, 25.5, 25.9, 25.10, 25.12 to 25.14; Section 26.4; and Section 27 of the Technical Report.

I am independent of Entrée Resources Inc. as independence is described by Section 1.5 of NI 43–101.

I have no previous involvement with the Oyu Tolgoi Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Amec Foster Wheeler Australia Pty Ltd (trading as Wood)
Level 1, 240 St Georges Terrace Perth Western Australia 6000 Australia Tel +61 8 9347 4777 Fax +61 8 9347 4747 woodplc.com	GPO Box Z5266 Perth Western Australia 6831 Australia ABN 52 008 992 694

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 20 July, 2021

“Signed”

Dean David, FAusIMM

Amec Foster Wheeler Australia Pty Ltd (trading as Wood)
Level 1, 240 St Georges Terrace Perth Western Australia 6000 Australia Tel +61 8 9347 4777 Fax +61 8 9347 4747 woodplc.com	GPO Box Z5266 Perth Western Australia 6831 Australia ABN 52 008 992 694